Exhibit 99.2

OFFICERS' COMPENSATION POLICY

B COMMUNICATIONS LTD.

 B COMMUNICATIONS LTD.

OFFICERS' COMPENSATION POLICY

1. General Background	3
2. Objectives of the Compensation Policy	4
3. Guiding Considerations in Setting the Compensation Policy	5
4. Key Elements of the Compensation Policy	6
4.1 Components of the Compensation	6
4.2 The Data to be Examined	7
5. Salary Component	11
6. Variable Bonus	13
7. Related Terms and Benefits	19
8. Terms of Termination of Office	21
9. Commercial Protections	22
10. Additional General Terms and Conditions	23
11. Validity	23

“This is a translation of the compensation policy published by the Company in Hebrew. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.”

1.	General Background

1.1
This Compensation Policy (hereinafter: the "Compensation Policy"), as defined in the Companies Law, 5759 – 1999 (hereinafter: the "Companies Law" or the "Law") is a policy regarding the terms of office and employment of the officers of B Communications Ltd. (hereinafter: the "Company"). The "Officers" – as this term is defined in the Law from time to time. "Terms of Office and Employment" of an officer – as this term is defined in the Law from time to time.

1.2
The Company is a public holding company, whose underlying asset is the Bezeq Group – The Israel Telecommunication Corp. Ltd. (hereinafter: "Bezeq"); the activities of the Company, as a holding company, involve providing support for a large number of complex processes, such as: (a) complex financial statement processes, which are subject to the provisions of Israeli law and also the provisions of the law in the USA, and which entail the management of complex activity interface with the financial statements of the Bezeq Group; (b) in addition, the Company's operations involve providing support for capital/debt-raising and issue processes, including public and private issues of various kinds. The Company, by virtue of its nature and its operations, is characterized by a large number of capital-raising processes and complex work, on a day-to-day basis, with the capital markets; (c) the Company's operations involve providing support for financing processes and the management of complex financing processes and agreements at various levels.

1.3
The Compensation Policy takes into account the Company's characteristics, its business strategy and its objectives, the characteristics of its area of activities and the Company's policy to ensure the recruitment and retention of top-quality officers at the Company.

1.4
Compensation Policy Approval Proceeding: at its meetings held on March 10, 2013, August 5, 2013 and September 15, 2013, the Compensation Committee discussed the proposal for the Compensation Policy which had been formulated by the Company's management, with the assistance of professional entities, and after the discussions, during which the members of the Committee made comments, asked questions and received answers from the Company's management on various matters contained in the Compensation Policy, the Compensation Committee recommended that the Board of Directors of the Company approve the Compensation Policy. At its meeting held on September 30, 2013, the Board of Directors of the Company approved the Compensation Policy, after considering the Compensation Committee's recommendations.

1.5
It should be clarified that the rules set forth in this Policy form an upper threshold for the Officers' Terms of Office and Employment. It should be emphasized that the Company is not obligated to grant the Officers all of the components set forth in this Policy, nor is it obligated to grant the maximum rate in any of the components of the Terms of Office and Employment set forth in this Policy. The contents of this Policy do not create any right for any officer whatsoever of the Company, and the rights of each Officer shall be those set forth in the employment agreement applicable between the said Officer and the Company.

2.	Objectives of the Compensation Policy

2.1
The Company attaches great importance to devising a correct and appropriate Compensation Policy for the Company's Officers, inter alia, by creating appropriate incentives for the Company's Officers, to promote the Company's objectives, its work plans and its policy, for both the long and short term, taking into consideration, inter alia, the Officers' areas of responsibility, and also the risks applicable to the Company's activities.

2.2	Emphases Regarding the Company's Activities

The Company attaches the utmost importance to retaining the Company's Officers. As of the present date, the Company has only two officers, whose activities require expertise, professional stability, extensive know-how, extensive experience in working with the Group's interfaces, and so on and so forth. Beyond this, the activities of the Officers at the Company require the management of a stable, efficient and productive work interface with the Bezeq Group, both at the level of the numerous interfaces that exist with regard to the companies' financial systems, and also at the level of the various management interfaces between the Company and Bezeq. These activities require stability and preservation over time. Beyond this, the Company's activities involve providing support for capital/debt-raising and issue processes, providing support for various processes with the capital markets, providing support for complex financing processes and agreements, and also providing continuous support, on a day-to-day basis, of the management of the Group's activities with the financing entities and the Company's management interfaces, which require skill, extensive experience and know-how which have been acquired over the years. In view of this, the Company attaches the utmost importance to and places a vital emphasis on retaining the Company's Officers.

It should be noted that in view of the parallel nature and activities of Internet Gold - Golden Lines Ltd. ("Internet Gold"), the Company's parent company, and of the Company per se, which manage many similar and parallel activity interfaces, at the level of fiscal management, financial management, activities in the capital markets, corporate headquarter activities, etc., the activities of the Company's Officers are divided equally between Internet Gold and the Company, both in terms of the division of time and resources and also in terms of the division of the Officers' salary. This being the case, the Officers' salary is, generally speaking, low, on average. In addition, the scope of office of the Officers is divided equally between the Company and Internet Gold, and therefore the compensation data presented in this Policy reflect the said division.

2.3	The Company has formulated the Compensation Policy for its Officers, whilst considering the following objectives:

2.3.1	Enhancing the Officers' sense of identification with the Company and with its activities.

2.3.2	Increasing the Officers' satisfaction and motivation, for the purpose of advancing the Company's business and improving the Company's financial capabilities.

2.3.3	Retaining the top-quality officers at the Company for the long-term.

2.4
In addition, the Compensation Policy is designed to create a uniform and clear general framework for setting a personal compensation plan for each one of the Officers, based on joint principles and whilst making the relevant adjustments to the Officer's experience, the characteristics of his job and the manner of performance of the position by him.

3.	Guiding Considerations in Setting the Compensation Policy

3.1	In accordance with the provisions of section 267b(a) of the Companies Law, below are the considerations that guided the Company in setting the Compensation Policy:

3.1.1	Promoting the Company's objectives, its work plan and its policies, from a long-term perspective.

3.1.2	Creating appropriate incentives for the Officers of the Company, taking into consideration, inter alia, the Company's risk management policy.

3.1.3	The high degree of responsibility required of Officers in their work with the reporting authorities in Israel and in the USA.

3.1.4	The size of the Company, its profits and the nature of its activities.

3.1.5
As regards Terms of Office and Employment which contain variable components – the Officer's contribution to the achievement of the Company's targets and the maximization of the Company's profits, all from a long-term perspective and in accordance with the Officer's position.

3.2
In addition, at the time of determining the terms of compensation for the Officers, the Compensation Committee and the Board of Directors may set additional, relevant criteria, besides the guiding considerations set forth above, and they may also refer to additional data besides the data set forth below, taking into consideration the Company's best interests, its situation and its plans.

4.	Key Elements of the Compensation Policy

4.1	Components of the Compensation

The total compensation of the Company's Officers comprises a number of components (in whole or in part)1:

4.1.1	Fixed monthly salary (for details, see section 5 below).

4.1.2
Related terms and conditions – such as officers' liability insurance, indemnity and release from liability (for details, see section 7.2 below); various social benefits (except for directors) such as contributions to executives' insurance policies and continuing education funds; sick days, vacation days and convalescence days, a company car or the reimbursement of car maintenance expenses (for details, see section 7 below).

4.1.3	Variable Compensation:

1.	"Retention" components - i.e., payment of a bonus which is contingent upon the amount of time the Officer has served and stayed at the Company, during such period as determined.

It should be clarified that in view of the unique nature of the Company's operations, it has been determined that the Compensation Policy will comprise the incorporation of long-term retention compensation, with the aim of providing an incentive to the Officers to maintain their activities and the quality of their work at the Company (such as the retention plans).

1
It should be noted that in view of the parallel nature and activities of Internet Gold, the Company's parent company, and of the Company, which manage many similar and parallel activity interfaces, at the level of fiscal management, financial management, activities in the capital markets, corporate headquarter activities, etc., the activities of the Company's Officers are divided equally between Internet Gold and the Company, both in terms of the division of time and resources and also in terms of the division of the Officers' salary. This being the case, the Officers' salary is, generally speaking, low, on average. In addition, the scope of office of the Officers is divided equally between the Company and Internet Gold, and therefore the compensation data presented in this Policy reflect the said division.

It is worth noting that the Company's results as a holding company are primarily derived from the results of the Bezeq Group, and therefore, there is an inherent difficulty in imposing a direct connection between the Company's financial results and the Officers' compensation. On the other hand: the Officers' work at the Company is intensive, it demands expertise and extensive acquired experience, and it also entails extremely significant challenges which require, in the opinion of the Company's management, the formulation of stable employment agreements, with long-term retention attributes.

Moreover, the character of the professional activities of the Company's Officers is designed, for the most part, to preserve the Company's stability, by implementing various stable work interfaces with financing entities, institutional investors, etc. These activities, by nature, require the Company to act in order to retain its Officers, inter alia, for the purpose of reinforcing such work interfaces on a proper and stable basis.

2.
The Company may determine a particular scope of bonuses on an annual basis – bonuses which are contingent upon the achievement of specific targets at the level of the Company, based on the Company's strategy, as reflected in the Company's budget and/or bonuses which are contingent upon the achievement of personal targets, which are defined for each Officer in accordance with his position and his contribution to the Company, and in accordance with the Company's strategy and its targets (for details, see section 6 below).

4.2	The Data to be Examined

In their examination and approval of the Terms of Office and Employment of an Officer, and on a case-by-case basis, the Compensation Committee and the Board of Directors shall address the following matters:

4.2.1
All of the compensation components, including monthly salary, related terms and conditions, employment termination bonuses (bonus, payment, remuneration, compensation or any other benefit granted to the Officer in connection with the termination of his position at the Company, including the advance notice period), and also any benefit, payment or payment undertaking or grant of such benefit, if any, which are granted in respect of such office or employment.

4.2.2
The economic value of the total compensation package, including all the components thereof, whilst taking into consideration the Company's business results, and if the compensation package is based on targets – the examination of these targets.

4.2.3
The compensation components will be challenging, however, they will not encourage the taking of risks beyond the range of risk desired by the Company, and they shall not cause the Officer to act against the Company's interests.

4.2.4
In order to ensure consistency between all of the compensation components set forth in the Policy, all of the components of the Officer's compensation package shall be presented to the Company's organs, during their discussion of the approval of each of the compensation components for an Officer of the Company. In addition, the ranges of the salary and the rest of the Terms of Office and Employment of the Company's Officers shall be determined, inter alia, in accordance with comparative data for officers of companies with similar characteristics to those of the Company, as set forth below and insofar as practicable ("Comparative Data for Similar Companies"). The Comparative Data for Similar Companies will address the entirety of the components of the Terms of Office and Employment, or part thereof, as the case may be, insofar as practicable and provided that the information is available. The Comparative Data for Similar Companies will be prepared by the Company internally, or through an external consultant, in the discretion of the Compensation Committee, in accordance with such methodology as the Company shall deem appropriate and reasonable. In addition, the Comparative Data for Similar Companies will be prepared whilst relating to the base salary separately, and also, whilst relating to the total compensation, insofar as relevant, and if such information exists.

4.2.5
As far as practicable, the comparison shall be made in relation to the compensation granted to an officer in a similar position at three public companies and/or private companies, at least, which are comparable in terms of at least two of the following characteristics:

(a)	Their total assets are similar to the Company's total assets.

(b)	Their market value is similar to the Company's market value.

(c)	Their scopes of managed debt are similar to the Company's scopes of managed debt.

(d)	The companies are committed to the level of reporting of dual-listed companies, in terms of the degree of detail and liability, i.e., they are subject to the SEC's rules and regulations.

4.2.6
The Officer's education, qualifications, expertise, professional experience and his activities and contribution to the achievement of the Company's business targets and the Company's compliance with its work plans (in his current or previous position), based on data pertaining to the Company's operating results in various aspects relating to the Officer's areas of responsibility and the market conditions existing at the time of and prior to the examination.

4.2.7
The Officer's position, his areas of responsibility and previous salary agreements signed with him. In addition, insofar as relevant, comparative data shall be presented regarding former or current officers at the Company in the same position or in similar positions, in relation to all of the components of the Terms of Office and Employment. In addition, if relevant, any material changes that have taken place in his powers and in his areas of responsibility during the year, if any – will be taken into account.

4.2.8
The ratio between the Officers' Terms of Office and Employment and the salary2 of the rest of the Company's employees, and in particular, the ratio to the average salary and to the median salary of such employees, and the effect of the disparities between the said salary data on the employment relations at the Company. The Compensation Committee and the Board of Directors will examine the ratio between the Terms of Office and Employment of each Officer and the salary of the rest of the Company's employees, and they will note whether, in their opinion, it is a reasonable and appropriate ratio taking into consideration, inter alia, the Company's nature, its size, the mix of the personnel employed by the Company, and the area of its business, and they will check that these ratios will not be detrimental to the employment relations at the Company.

2
"Salary" – as this term is defined in the Companies Law from time to time; as of the present time – the income in respect of which National Insurance payments are made pursuant to Chapter O of the National Insurance Law [Consolidated Version], 5755 – 1995.

4.2.9
As of the date of approval of this Compensation Policy, the current ratio between the base salary of the various Officers of the Company and the average and median salary of the rest of the Company's employees, and the ratio between the Terms of Office and Employment (cost of salary, including bonuses) of each one of the Officers and the cost of the average salary and the median salary of the rest of the Company's employees, are as set forth below:

Position	Ratio of Base Salary to Average Salary	Ratio of Base Salary to Median Salary	Ratio of Cost of Salary to Average Cost of Salary	Ratio of Cost of Salary to Median Cost of Salary
CEO	1:3	1:4	1:3	1:4
CFO	1:2	1:2	1:2	1:2

In determining these ratios the Company took into account the salary of the officers.

According to the assessment of the Compensation Committee and the Board of Directors, the above-mentioned ratios are appropriate and reasonable, taking into consideration the Company's characteristics, and they will not be detrimental to the employment relations at the Company, particularly in view of the fact that only five employees are employed at the Company, including the two Officers, and the position of the other three employees is relatively minor, to a significant extent, to the Officers' position.

Should the Company deviate (upwards) from the ratio, in a scope exceeding 30% of the discrepancies described above, then the matter shall be brought for further discussion by the Compensation Committee and the Board of Directors, and they shall examine whether any changes are necessary in view of the said deviation, and the Company shall make disclosure to this effect, insofar as the deviation is material. Any deviation within these limits has been defined by the Company's organs as reasonable.

4.2.10	The ratio between the variable components and the fixed components to be granted to the Officer shall be determined, in any event, in a manner that will not encourage the taking of unreasonable risks.

The desired ratio between the variable components and the fixed components of the various Officers at the Company for any given year shall be as set forth below:

Position	Fixed Components (including related terms) (%)	Variable Components (bonuses and payments based on retention targets) (%)
CEO	65% – 100%	0% – 35%
CFO	78% – 100%	0% – 22%

It should be emphasized that the intention is to the planned ratio only, assuming receipt of the target bonus, as stated in this Policy. The actual ratio in any given year between the components of the compensation package may vary, due to underperformance or due to over performance, which might affect the variable compensation as stated in this Policy. In addition, it should be clarified that in view of the unique nature of the Company's operations and the importance of preserving the many permanent work interfaces at the Company, the Company attaches, as a matter of principle, importance to strengthening the fixed compensation components for the Officers, and accordingly, the aforesaid ratios have been determined as part of the entirety of the total considerations.

Should the Company deviate from the ratio from the ratio, in a scope exceeding 30% of the discrepancies described above, then the matter shall be brought for further discussion by the Compensation Committee and the Board of Directors, and they shall examine whether any changes are necessary in view of the said deviation, and the Company shall make disclosure to this effect, insofar as the deviation is material. Any deviation within these limits has been defined by the Company's organs as reasonable.

5.	Salary Component

The salary to which the Officer is entitled is a fixed component which shall be determined, insofar as practicable, by the date of commencement of his service in the relevant position at the Company, and shall be updated from time to time in accordance with the Compensation Policy.

5.1	Salary of CEO and Officers (who are not directors)

5.1.1
The amount of the salary of the Company's CEO and the other Officers shall be determined in accordance with the relevant considerations and criteria, as enumerated in sections 2-4 above, and it shall be approved by the Company's competent organs, in accordance with the provisions of the law.

5.1.2	Based on the relevant considerations and criteria, as enumerated in sections 2-4 above, the levels of the base monthly salary have been determined for the Company's Officers, as set forth below1:

Position	Maximum (in NIS) (gross, not cost value) per month, and assuming retention of scopes of office and divisions of office as of the present time3	Maximum (in NIS) (gross, not cost value) per month, assuming full scope of position
CEO	60,000	120,000
CFO	20,000	40,000

3
As described above, as of the present time, the office of the Company's CFO is divided between the Company's parent company, Internet Gold, and the Company, in identical shares (each company has 50% of the office). In addition, as of the present time, the office of the Company's CEO is divided between Internet Gold and the Company (in a scope of 33% for each company, and the Company's CEO also serves as an officer of Eurocom Communications Ltd.).

These ranges shall be examined by the Compensation Committee and the Board of Directors in the course of the annual examination of the Compensation Policy in accordance with section 11 below, and they shall be updated insofar as necessary, inter alia, in keeping with the Comparative Data for Similar Companies and in keeping with the Company's business situation and the personnel employed at the Company or in accordance with other considerations.

Any deviation beyond the ranges specified above shall be brought for approval by the Company's competent organs, in accordance with the provisions of the law.

5.2	Directors' Fees

5.2.1
Directors of the Company (both outside directors and others) shall be paid annual remuneration, participation remuneration and the reimbursement of expenses in accordance with the provisions determined in the Companies Regulations (Rules Regarding Remuneration and Expenses for Outside Directors), 5760 – 2000 (hereinafter: the "Remuneration Regulations"), in accordance with the rank at which the Company is classified pursuant to the said Regulations. The fees to be determined shall not exceed the maximum remuneration permitted in the Remuneration Regulations4.

5.2.2
Notwithstanding the foregoing, a waiver by a director (who is not an outside director) of the remuneration due to him pursuant to the Remuneration Regulations shall not be deemed to be a deviation from this Policy5.

4
As of the present time, the Company pays to the two outside directors and to an additional director of the Company (independent) annual remuneration and participation remuneration in accordance with the minimum set forth in the Remuneration Regulations, as per the Company's rank.

5
As of the present time, the rest of the directors in the Company do not receive a fee in respect of their term in office as directors of the Company, and the Company shall be entitled to approve such fees in accordance to the law and this policy.

6.	Variable Bonus6

Variable Compensation, Retention:

6.1
In view of the unique nature of the Company's operations and the importance of retaining the Company's Officers, the Company's Board of Directors and Compensation Committee may set "retention bonuses" for the Company's Officers, in a total amount of up to: (a) NIS 1,000,000 for the Company's CEO, which shall be accumulated gradually over a period of up to 5 years; (b) NIS 100,000 for the Company's CFO, which shall be accumulated gradually over a period of up to 5 years; and all in view of the reasons specified above. It shall be clarified that in any event, the situation shall not arise where several retention plans exist, concurrently, for the same Officer.

Designated Annual Bonus:

It is clarified that section 6.2-6.8 relates to annual bonuses beyond the retention bonuses.

6.2
So as to create a correlation between the Officers' variable compensation and the Company's results and its performance from a long-term perspective, taking into consideration the Company's best interests, its situation and its plans, an annual bonus plan may be devised for the Company's Officers (except for the directors). The annual bonus will be contingent upon compliance with targets to be set by the Board of Directors, subsequent to the Compensation Committee's recommendation, in accordance with a bonus plan which shall be brought each year, or on a multi-annual basis, for approval by the Compensation Committee and the Board of Directors. The bonus plan, if any, will be devised in accordance with that stated in this Compensation Policy, including the threshold conditions and the restrictions specified below, and in accordance with the relevant considerations and criteria, as enumerated in sections 2-4 above.

6.3
Should an annual bonus plan be devised, the Company's Officers (as of the present time, the CEO and the CFO) shall be entitled to an annual bonus based on measurable quantitative targets, which are contingent upon the achievement of the Company's objectives and business targets, from a long-term perspective. The targets shall include, inter alia, the following components:

6.3.1	Quantitative targets at the level of the Company.

6.3.2
Measurable, personal targets, which shall be set for each Officer personally, in accordance with his job and the extent of the Officer's contribution to the Company's business, and in accordance with the Company's strategy and work plan, and from a long-term perspective.

6	For officers who are not directors. The Company's results shall be pursuant to the Company's audited financial statements.

6.3.3
The internal division between the relative weight of the quantitative estimates, based on the Company's targets, and the personal quantitative targets, shall be adjusted to suit each Officer separately, in accordance with the characteristics of his position, the areas of his responsibility, and his degree of influence over the achievement of the Company's targets and its profits. A relative weight in the variable bonus component shall be set for each target.

6.3.4
The evaluation of performance by the Company's Board of Directors which shall address, inter alia, the Officer's contribution and performance, and also criteria which cannot be objectively quantified. The qualitative indices (the evaluation by the Board of Directors) shall constitute 25%, at the most, of the basis for the annual bonus, thus representing, in the opinion of the Compensation Committee and the Board of Directors, a substantial part, as compared with the total variable components granted to the Officers.

Below are several examples, in principle, of the above-mentioned targets (without derogating from the right of the Board of Directors to determine additional targets, in accordance with the criteria as set forth in this Policy):

(a)
A target for the decrease in the Company's financing expenses, as a percentage of the Company's financial debt (effective financing rate), in the year in which the measurement shall be made. The financing expenses mean: the amount of the Company's full financing expenses, net. The calculation shall include all of the full financing costs, less the financing income and the income from securities. The financial debt: the average, gross balance of the Company's full financial debt. Notwithstanding the foregoing, the financing expenses shall be in real terms – i.e., net of any index effects;

(b)
A target for the decrease in the Company's net financial debt, as compared with the Company's budget in the relevant year in respect of which the measurement was made. This target is a derivative of the Company's net cash flow, plus dividends received by the Company – and net of financing expenses, current expenses, etc.

(c)
The Company's net profit target in the year in which the measurement was made. The measurement of this target shall be performed according to the net profit stated in the Company's consolidated financial statements, which is derived from the Company's stake in Bezeq, net of financing expenses, current expenses, and the deduction of cost surpluses.

(d)
An improvement in the Company's rating level; the rating of the companies/ the debt, is vital for all of the companies' investors, shareholders and bondholders alike, for the purpose of measuring the Company's strength, its financial flexibility and the economic projections regarding the long-term. Generally speaking, a significant part of the rating is frequently based on the activities performed by the Company's managers directly. The rating companies examine the manner of management of the Company's debt, its financial flexibility, its ability to make improvements regarding the financing and the financing agreements of the companies, its ability to refinance debt, and so forth. All of these activities are activities which are performed by the Company directly, and by the Company's managers.

(e)
Meeting the time schedules for the filing of reports, financial statements, success in the annual audit conducted on companies of the same type as the Company, by the SEC. As far as the Company's organs are concerned, success in the periodic audits conducted by the regulator, as aforesaid, is an important index.

(f)
A target for the return on the securities portfolio and the Company's liquid balances, as compared with the Company's budget in the relevant year in respect of which the measurement was made. This target shall be measured according to the reference index derived from the various stock exchange indices (the Tel Bond Index, the Tel Aviv 100 Index, etc.);

These targets shall be set, based on the Company's strategy, as reflected in its annual budget, as devised and approved each year by the Board of Directors of the Company (hereinafter: the "Annual Budget"), and they shall be adjusted to the Company's performance in the course of the year for which the bonus is being paid.

6.4	The Board of Directors shall determine the text of the targets in advance, whilst determining the various components thereof.

6.5	The Company's targets, as aforesaid, shall be determined whilst taking the following principles into consideration:

6.5.1	Compliance with these targets provides an incentive for achieving the Company's objectives, targets, business plans and strategies, and for increasing the Company's future profits.

6.5.2	Compliance with these targets will give rise to an improvement in the Company's performance from a long-term perspective.

6.5.3
The Company aspires to reward its Officers, in a fair and appropriate manner, for their contribution and their achievements, as reflected in the Company's results and in its long-term business development.

6.5.4
The remuneration based on the Company's targets is in keeping with the Company's best interests, the advancement of its business objectives and its work plan, and there are no concerns that the said targets will create an incentive for managers to take unnecessary risks.

6.6
Furthermore, in addition to the annual bonus as stated above, the Board of Directors may, subsequent to the Compensation Committee's recommendation, decide that the Company shall pay to any of the Officers, including at the end of a relevant calendar year, but without derogating from the provisions of section 6.8.6 below, a bonus in respect of special projects or special achievements, as arise from their activities and their contribution to the Company, in accordance with the Company's long-term work plan (such as: the achievement of strategic objectives, special issues, special financing agreements or the signing of material agreements for the Company's operations, etc.) (hereinafter: the "Special Bonus"). It should be clarified that in addition to the foregoing, the Special Bonus is subject to the rest of the provisions of this Compensation Policy, and, inter alia, to the threshold conditions and to the restrictions set forth in section 6.

6.7	Threshold Conditions for Payment of the Annual Bonus

Notwithstanding that stated in this section 6 above and below, the annual bonus shall not be distributed to any of the Officers of the Company in any of the events set forth below:

6.7.1	In respect of the achievement of a target which is lower than the minimum rate to be determined each year for compliance with each one of the targets (the lower limit).

6.7.2	If payment of the bonuses would place the Company in a situation that constitutes cause for immediate payment of any series of bonds that has been or shall be issued by the Company.

6.7.3
Upon approval of the bonus plan, if approved, the Compensation Committee and the Board of Directors may determine additional threshold conditions, whether quantitative or otherwise, taking into consideration the Company's targets, its strategy and its situation – whereby upon satisfaction of the said conditions, the annual bonus shall not be distributed to any of the Officers of the Company.

6.8	Restrictions Regarding the Annual Bonus

Furthermore, the annual bonus, if determined, shall be subject to the restrictions set forth below:

6.8.1
The Officer's entitlement to those parts of the annual bonus attributed to each one of the targets to be determined for the Officers, may be determined (a) on an "absolute" basis, i.e., failure to comply with any target whatsoever shall not entitle the Officer to compensation in respect thereof; or (b) the entitlement may be determined in accordance with the degree of the Officer's compliance with the various targets to be determined for him, relative to the targets as approved in the Company's budget for the relevant year, in a linear manner, so that precise compliance with 100% of a specific target to be defined for the Officer in the relevant year – shall entitle the said Officer to the full amount of the bonus in respect of this target, and partial compliance with the said target (whilst "marking" a lower target) – shall entitle the said Officer to a relative part of the amount of the bonus attributed to this target, all pursuant to the terms and conditions determined in the bonus plan for the said year. In addition, the rate shall be determined out of the bonus to be paid in respect of the achievement of the target at the lower limit and also a ceiling for the amount of the bonus (the higher limit, which constitutes the "excellence" target, beyond the threshold of 100% of the compensation).

6.8.2	The total amount of the annual bonus shall be limited as set forth below:

(a)	CEO - shall not exceed four salaries (including the Special Bonus as set forth in section 6.6 above).

(b)	CFO - shall not exceed four salaries.

According to the assessment of the Compensation Committee and the Board of Directors, the ceiling for the annual bonus reflects targets which do not create an incentive to take increased risks.

6.8.3
The amount of the annual bonuses for all of the Officers of the Company in respect of a particular year, as shall be actually distributed, shall not exceed 0.2% of the Company's income. In the event of a deviation from the threshold determined – a pari passu distribution shall be implemented.

6.8.4
An annual bonus may be given to Officers who have worked or provided services to the Company for at least 12 (twelve) months prior to the approval of the financial statements for the said year, except in the event that the Officer resigned or was dismissed due to circumstances which negate the entitlement to receive severance pay. Notwithstanding the foregoing, in the event of a new officer who has worked for less than 12 months at the Company, the Board of Directors may, at the recommendation of the Company's CEO, determine his entitlement to a bonus pro rata to the said Officer's period of employment at the Company.

6.8.5
The grant of an annual bonus to the Company's Officers is subject to the discretion of the Company's Board of Directors, which may decide to reduce the amount of the bonus, or not to distribute a bonus at all to any of the Officers of the Company, in a particular year, at any time as it shall choose during the said year, including after termination thereof, should it find that there are relevant considerations, such as financial or other considerations, which, paying heed to the Company's situation, justify the reduction or cancellation of the bonuses of the Company's Officers, even if retroactively.

6.8.6
Any Officer entitled to a bonus based on any financial data whatsoever undertakes to reimburse the Company for any amounts paid to him, if any, based on data which transpired to be erroneous and which were restated in the Company's financial statements. Such an Officer shall sign his consent that the Company may offset the amount due to it from him, from any amount which he is entitled to receive from the Company, subject to the provisions of the law.

6.8.7
The annual bonus, if determined, shall be paid to the Officers once a year, after approval of the audited financial statements of the relevant year by the Board of Directors of the Company, and in accordance with the Company's actual results for the said year, and in the event that data needs to be calculated – in accordance with the financial statements of the said relevant year.

6.8.8
In special cases, the CEO (or the Board of Directors, in the event of an advance payment to the CEO) may approve the acceleration of payment on account of the bonus due to any Officer, provided that the advance payment shall not exceed two salaries. For the sake of caution it is hereby clarified that if, in said year it is determined that the said Officer is not entitled to a bonus or is entitled to a bonus which is lower than the amount of the advance payment, the Company shall demand that the Officer refund the advance payment made as aforesaid.

6.8.9
In addition to that stated in this section 6 above, the bonus plan may include additional provisions pursuant to which a mechanism shall be determined for the scheduling or conditioning of part of the payment of the annual bonuses, based on the achievement of a measurable long-term target/ measurable long-term targets during a period of two or three calendar years, and also rules for the calculation of the entitlement to the said multi-annual bonus, at the end of the multi-annual period of measurement. The rules and the conditions for the said multi-annual bonus, if applicable, shall be determined and brought for approval by the Company's competent organs, in accordance with the provisions of the law.

7.	Related Terms and Benefits

Should an Officer's Terms of Office and Employment include provisions regarding the matters set forth below, they shall be determined in accordance with the relevant considerations and criteria, as enumerated in sections 2-4 above, and in accordance with the terms and conditions set forth below:

7.1	Related Benefits Granted to All the Officers (except for directors)

7.1.1	The Officers employed at the Company are entitled to contributions for managers' insurance, disability insurance and a continuing education fund, in keeping with standard practice at the Company.

7.1.2
The Officers employed at the Company are entitled to sick days, vacation days and convalescence days in keeping with standard practice at the Company for senior employees and in accordance with their length of service at the Company, and in any event, not less than that set forth in the law, and not more than 28 vacation days per year of work.

7.1.3
The Company may provide any Officer with a car, for the purpose of performing his duties. Should a company car be provided to the Officer, as aforesaid, the Company shall bear the fixed expenses entailed in use, for the maintenance of the car, in keeping with the procedures generally applied at the Company. The Officer shall undertake to bear any fines or tickets in respect of use of the car, if any. The Company may gross up the value of use of the vehicle for tax purposes.

7.1.4
Should the Officer's Terms of Office and Employment include a cell phone, the Officer shall be entitled to the reimbursement of cell phone expenses, as per the Company's decision, and in its sole discretion. The Officer shall bear the payment of any tax that may be applicable to him due to use of the cell phone. The Company may gross up the value of use of the vehicle for tax purposes.

7.1.5
Should the Officer's Terms of Office and Employment include the reimbursement of expenses, the Officer shall be entitled to the reimbursement of reasonable expenses as incurred by him in the course of performance of his duties, against presentation of receipts, and in accordance with the Company's policy.

7.1.6
Should the Officer's Terms of Office and Employment include per diem expenses for trips overseas, the Company shall bear the payment of the per diem expenses for the Officer during the period of his stay overseas for work purposes, in keeping with the Company's procedures.

7.1.7
The Company's Officers may be entitled, in accordance with and subject to their personal terms of employment, to the payment of full severance pay at the time of the termination of the employer – employee relationship for any reason whatsoever, including following resignation, except in the event of dismissal under "grave circumstances" as defined below, or to the payment of severance pay pursuant to the provisions of section 14 of the Severance Pay Law, 5723 – 1963.

7.2	Insurance, Release and Indemnity

The Company has insurance to cover the liability of officers and directors who are serving and/or shall serve at the Company from time to time, including directors who have control, or a relative thereof, and also letters of release from liability and an undertaking to indemnify officers and directors of the Company (who are not controlling shareholders, or a relative thereof).

The terms and conditions of the Company's insurance policy as of the date of approval of this Policy are as set forth below: the policy is in effect up until November 30, 2014; the amount of the coverage per individual claim and in the aggregate is up to an amount of US$ 10,000,000 per claim and in the aggregate for the insurance period. In addition, reasonable legal costs shall be paid beyond the limit of liability in accordance with the provisions of section 66 of the Insurance Contract Law, 5741 – 1981; the premium for payment for the policy amounts to approximately US$ 100,000 throughout the entire insurance period as stated above.

According to the assessment of the Compensation Committee and the Board of Directors, and also in reliance upon the recommendation of the Company's insurance consultants, the terms of engagement in connection with the insurance of the liability of the Company's Officers are upon market conditions, they are appropriate in accordance with the generally accepted standard for the insurance of Israeli companies traded on the Tel Aviv Stock Exchange Ltd. and Nasdaq, and they are not likely to be materially affected by the Company's profits, property or liabilities.

The Compensation Committee may approve, from time to time, and as long as this Compensation Policy remains in full force and effect, the Company's engagement in an insurance policy to cover the liability of its officers and directors, who are serving or shall serve at the Company or at the subsidiaries of the Company from time to time, provided that the total annual coverage under the policy for a particular year shall not exceed an amount representing a deviation of 15% each year, as compared to the amount of the total annual coverage under the policy for the previous year, and the total annual premium to be paid by the Company for the policy for a particular year shall not exceed an amount representing a 35% increase over the total premium paid by the Company under the policy in the previous year. The letters of indemnity undertaking are consistent with the provisions of the Company's Articles, and they are in an identical form and upon identical conditions for all of the Officers, including directors who have control, or a relative thereof, except as regards the release from liability in respect of a breach of the duty of care, as approved at the general meeting of the shareholders of the Company, which was held on December 15, 2011.

In accordance with the provisions of the Company's Articles, the maximum amount of indemnity for all of the Officers shall not exceed 25% of the Company's shareholders' equity pursuant to the Company's most recent financial statements, as shall be accurate as of the actual date of payment of the indemnity.

8.	Terms of Termination of Office

8.1
An Officer shall be entitled to advance notice at the time of termination of employment, as shall be determined in the employment agreement or in the agreement for the provision of services between the Company and the Officer, in accordance with that set forth below (in such a manner that shall not be less than the minimum required by law):

Position	Maximum Period
CEO	Up to 6 months
CFO	Up to 4 months

8.2
The advance notice period shall be determined in accordance with the relevant considerations and criteria, as enumerated in sections 2-4 above, and it shall be approved by the Company's competent organs, in accordance with the provisions of the law.

8.3
The Officers employed at the Company may be entitled to receive the full benefits pursuant to the employment agreement or the redemption thereof, as if they had continued to be employed at the Company, including if the advance notice period (or part thereof) is redeemed.

8.4	During the advance notice period, the Officer is required to continue to perform his duties at the Company (as per the Company's decision).

8.5	Termination Bonus

8.5.1
In addition to the foregoing, it is proposed to determine that the Company may approve for the CEO/CFO a termination bonus/ an adjustment bonus in an amount of up to 6 salaries and up to 3 salaries (respectively), in the event of dismissal by the Company (except in the event of dismissal under grave circumstances) or in the event of resignation, respectively. The amount of the termination bonus shall be solely the amount of the component of the Officer's monthly salary (exclusive of related benefits, bonus, etc.), multiplied by the number of months granted to the said Officer. This bonus is similar to the situation that exists at present.

8.5.2
The termination bonuses shall be brought for the approval of the competent organs at the Company, in accordance with the provisions of the law, prior to the execution of the employment agreement or the agreement for the provision of services, and the bonuses shall be determined in accordance with the relevant considerations and criteria, as enumerated in sections 2-4 above, and subject to the Officer's compliance with all of the following terms and conditions:

8.5.2.1	He was employed at the Company or he provided services to the Company for at least three years.

8.5.2.2	During the period of his employment, he made a significant contribution to the advancement of the Company's business and the maximization of its profits.

8.5.2.3	The circumstances of the termination of the Officer's employment do not justify the negation of severance pay.

9.	Commercial Protections

The employment agreements and the agreements for the provision of services by the Officers shall contain provisions whose purpose is to protect the Company's intellectual property rights and also confidentiality and non-competition stipulations, and the wording thereof shall be adjusted to suit the relevant Officer, in accordance with the sensitivity of his position and his importance to the Company.

10.	Additional General Terms and Conditions

10.1
The Officers who are subject to the Compensation Policy may be employees of the Company or independent contractors who provide services to the Company. In the event that the Officer provides services to the Company as an independent contractor, the provisions of the Compensation Policy shall apply to him mutatis mutandis, the compensation for the said Officer shall be paid against an invoice, and the compensation components shall be normalized, so that from a total economic point of view, they shall be consistent with that stated in this Policy, provided that this shall not be detrimental to the Company's best interests, its situation or its plans.

10.2
The provisions of this Compensation Policy shall not derogate from any provision which exists and/or provision which shall be determined in any law (including, without derogating from the generality of the foregoing, the provisions of the Companies Law and/or the regulations and/or orders pursuant thereto), and any concession and/or exemption and/or additional exercise of discretion to any of the Company's organs as shall be determined in any such statutory provision, even after the approval of this Policy, shall apply to the Company and shall be deemed to form part of this Compensation Policy, after the Compensation Committee or the Board of Directors shall resolve to add them, in whole or in part, to this Policy – without it requiring the approval of the Company's shareholders' meeting.

10.3
In addition to any authority under this policy, the Compensation Committee and the Board of Directors may approve a deviation of up to 5% per calendar year from any ceiling, restriction or any other provision set forth in this policy document, and such a deviation shall be deemed to be in compliance with the Compensation Policy.

11.	Validity

The Compensation Policy shall be in full force and effect for three years from the date of approval thereof by the general meeting as aforesaid, in accordance with the provisions of section 267a(d) of the Law.

Notwithstanding the foregoing, the Board of Directors of the Company shall examine from time to time, and at the latest, each year, the Compensation Policy and also its consistency with the provisions of the law, insofar as any material change shall take place in the circumstances which existed at the time of determination hereof or for other reasons. Subject to that stated in section 10.2 above, changes to the Compensation Policy, if any, shall be approved in accordance with the provisions of the law.

In addition, the Compensation Committee shall examine the application of the Compensation Policy, from time to time; and should the Committee so deem fit, it shall recommend that the Board of Directors update the Compensation Policy.